[SUN BANCORP, INC. LETTERHEAD]

November 25, 2014

Via Hand Delivery and Edgar

Ms. Erin Purnell
Senior Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sun Bancorp, Inc.
Registration Statement on Form S-3
Filed October 29, 2014
File No. 333-199651

Dear Ms. Purnell:

On behalf of Sun Bancorp, Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2014 (the “Comment Letter”) regarding the Registration Statement on Form S-3 (the “Resale Registration Statement”) filed with the Commission on October 29, 2014, I submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Resale Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the first filing of the Resale Registration Statement.

The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company. Page numbers referenced in the response refer to page numbers in Amendment No. 1.

1. Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response: The Staff is supplementally advised that, based on representations made to us by the selling stockholders, none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Ms. Erin Purnell
Division of Corporation Finance
Securities and Exchange Commission
November 25, 2014

2. For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response: The Staff is supplementally advised that, based on representations made to us by each of the selling stockholders, none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. In response to the Staff’s comment, the disclosure on page 7 of Amendment No. 1 has been revised to reflect the same.

3. If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

  purchased the securities in the ordinary course of business; and
  at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: The Staff is supplementally advised that, based on representations made to us by each of the selling stockholders, none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.

4. Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response: The Staff is supplementally advised that, based on representations made to us by each of the selling stockholders, none of the selling stockholders are registered broker-dealers or affiliates of broker-dealers.

*       *       *

The Company hereby acknowledge that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the above filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Erin Purnell
Division of Corporation Finance
Securities and Exchange Commission
November 25, 2014

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381.

Sincerely,
/s/ Patricia M. Schaubeck
Patricia M. Schaubeck

cc:	Nicholas G. Demmo Wachtell, Lipton, Rosen & Katz